Vanguard Funds

Supplement to the Prospectus

Leadership Announcement

Robert F. Auwaerter has retired as head of Vanguard?s Fixed Income Group. Gregory Davis, CFA, Principal of Vanguard, has assumed the role of global head of the Fixed Income Group. As global head of the Fixed Income Group, Mr. Davis has direct oversight responsibility for all money market funds, bond funds, and stable value portfolios managed by the Fixed Income Group. He has been with Vanguard since 1999 and has managed investment portfolios since 2000. He received his B.S. in insurance from The Pennsylvania State University and an M.B.A. from The Wharton School of the University of Pennsylvania.

Prospectus Text Changes
All references to Robert F. Auwaerter are replaced with references to Gregory Davis.

CFA(R) is a trademark owned by CFA Institute.

(C) 2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS FIG 042014